

August 29, 2014

Via E-Mail
Mr. Charles Teelon
Chief Executive Executive and Financial Officer
Kopjaggers, Inc.
5920 North Florida Avenue
Hernando, FL 34442

> **Re: Kopjaggers, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 18, 2014**
> **Item 4.01 8-K/A**
> **Filed August 27, 2014**
> **Response Letter Dated August 27, 2014**
> **File No. 000-54307**

Dear Mr. Teelon:

We have reviewed your response dated August 27, 2014 and your amended filing and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K filed August 27, 2014

1. We note your revised disclosures and your response to comment 2 in our letter dated August 20, 2014. However, your revised disclosures do not state that the material weakness in your Internal Control Over Financial Reporting was a reportable event. Based on your response to comment 2 in your letter dated August 26, 2014, you determined that the material weakness was a reportable event. Accordingly, please revise your disclosure to clearly indicate that during the year ended December 31, 2013 and through August 18, 2014, the date of dismissal, a reportable event occurred and provide

all of the disclosures required Item 304(a)(1)(iv) of Regulation S-K for this reportable event.

2. We note that the updated Exhibit 16 letter provided by Seale & Beers continues to state that they agree with the statements in the Item 4.01 Form 8-K/A insofar as they relate to their dismissal. Please have Seale & Beers provide you with an updated Exhibit 16 letter indicating whether or not they agree with your statements in the amended Item 4.01 Form 8-K that does not limit their agreement to statements concerning their dismissal. We continue to believe that by limiting their letter to statements in the Form 8-K/A related to their dismissal, Seale & Beers' letter does not clearly indicate agreement with your disclosures concerning disagreements and reportable events. Please file this updated letter as Exhibit 16 to the Form 8-K amendment.

3. We note the disclosures in the last paragraph of your Form 8-K/A continue not to comply with Item 304(a)(2) of Regulation S-K because these disclosures are limited to the year ended December 31, 2013 and the subsequent interim period ending August 18, 2014 and do not address the reportable event which occurred. Please revise your disclosure to indicate whether during the two years ended December 31, 2012 and 2013 and the subsequent interim period through August 18, 2014, the date of John Scrudato CPA's (John Scrudato) engagement, you or someone on your behalf consulted with John Scrudato regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on your financial statements, and either a written report was provided to you or oral advice was provided that John Scrudato concluded was an important factor considered by you in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of the reportable event. Since your response to comment 2 in your letter dated August 26, 2014 indicates that a reportable event occurred, you must provide all disclosures required by Item 304(a)(2) of Regulation S-K.

You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: William Eilers, Esq.
Eilers Law Group